8-17-2004

SECUR[i] 04019747 [com]MISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

AUG 0 4 2004

| SEC FILE NUMBER |
|---|
| 8- 30790 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 02/01/03 (MM/DD/YY) AND ENDING 01/31/04 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Commonwealth Corporation

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon (City) California (State) 94920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie K. Hoffner (415) 435-8400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bennett, David B., CPA
(Name – *if individual, state last, first, middle name*)

76 Main Street, Suite A (Address) Tiburon (City) California (State) 94920 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Melanie K. Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

MICHELE SALINAS
Comm. # 1428474
NOTARY PUBLIC - CALIFORNIA
Marin County
My Comm. Expires July 31, 2007

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition. (Statement of Cash Flows)
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PACIFIC COMMONWEALTH CORPORATION

## COMPARATIVE FINANCIAL STATEMENTS

## JANUARY 31, 2004 and 2003

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT

PACIFIC COMMONWEALTH CORPORATION

COMPARATIVE FINANCIAL STATEMENTS

January 31, 2004 and 2003

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

Independent Auditor's Report

To the Stockholder
Pacific Commonwealth Corporation

I have audited the accompanying balance sheets of Pacific Commonwealth Corporation as of January 31, 2004 and January 31, 2003 and the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for each of the two years then ended as filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements, and the supplemental schedules discussed below, are the responsibility of the Corporation's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation at January 31, 2004 and January 31, 2003, and the results of its operations and its cash flows for each of the years then ended, in conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 11, 2004
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
BALANCE SHEETS
JANUARY 31, 2004 AND 2003

See Accountant's Audit Report

## ASSETS

| | 2004 | 2003 |
|---|---|---|
| Cash and equivalents | $ 422,400 | $ 411,882 |
| Receivable - affiliate | 6,756 | 6,399 |
| Investment in securities | 59,100 | 59,100 |
| Prepaid income taxes | -0- | 363 |
| Prepaid expenses | 3,232 | 781 |
| Refundable deposits | 3,570 | 3,570 |
| TOTAL ASSETS | $ 495,058 | $ 482,095 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Income tax payable | $ 1,496 | $ -0- |
| Total Liabilities | 1,496 | -0- |
| Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding | 2,500 | 2,500 |
| Additional paid-in capital | 260,000 | 260,000 |
| Retained earnings | 231,062 | 219,595 |
| Total Stockholder's Equity | 493,562 | 482,095 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 495,058 | $ 482,095 |

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEARS ENDED JANUARY 31, 2004 AND 2003

See Accountant's Audit Report

| | 2004 | 2003 |
|---|---|---|
| FEE INCOME: | | |
| Consulting | $ 20,035 | $ 18,342 |
| Underwriting | 34,730 | 4,125 |
| Total Income | 54,765 | 22,467 |
| OPERATING EXPENSES: | | |
| Administration | 31,055 | 11,325 |
| Automobile | 59 | 32 |
| Computer expense | 11 | 2 |
| Dues and subscriptions | 1,555 | 245 |
| Furniture and equipment rental | 632 | 407 |
| Insurance | 1,938 | 1,663 |
| Legal and accounting | 4,500 | 4,250 |
| Office expense | 108 | 167 |
| Postage | 208 | 285 |
| Promotion and entertainment | 24 | 27 |
| Rent | 958 | 982 |
| Registration and assessment fees | 1,140 | 886 |
| Salaries | 1,341 | 1,200 |
| Taxes and licenses | 65 | 82 |
| Taxes - payroll | 158 | 69 |
| Telephone | 123 | 133 |
| Travel | 223 | 230 |
| Utilities | 8 | 6 |
| Total Operating Expenses | 44,106 | 21,991 |
| OPERATING INCOME (LOSS) | 10,659 | 476 |
| OTHER INCOME: | | |
| Dividends | 1,858 | 3,275 |
| Interest | 2,286 | 3,950 |
| Total Other Income | 4,144 | 7,225 |
| NET INCOME BEFORE TAXES | 14,803 | 7,701 |
| TAXES ON INCOME | 3,336 | 1,837 |
| NET INCOME AFTER TAXES | 11,467 | 5,864 |
| Add: Retained Earnings, beginning of year | 219,595 | 213,731 |
| RETAINED EARNINGS, END OF YEAR | $231,062 | $219,595 |

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED JANUARY 31, 2004 AND 2003

See Accountant's Audit Report

| | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Stockholder's equity, January 31, 2002 | $2,500 | $260,000 | $213,731 | $476,231 |
| Net income | | | 5,864 | 5,864 |
| Stockholder's equity, January 31, 2003 | 2,500 | 260,000 | 219,595 | 482,095 |
| Net income | | | 11,467 | 11,467 |
| Stockholder's equity, January 31, 2004 | $2,500 | $260,000 | $231,062 | $493,562 |

The accompanying notes are an integral part of these financial statements.

# PACIFIC COMMONWEALTH CORPORATION
## STATEMENT OF CASH FLOWS
## FOR THE YEARS ENDED JANUARY 31, 2004 AND 2003

See Accountant's Audit Report

| | 2004 | 2003 |
|---|---|---|
| Cash Flows From Operating Activities: | | |
| Net income | $ 11,467 | $ 5,864 |
| Items not affecting cash | -0- | -0- |
| (Increase) decrease in receivables | (357) | (1,746) |
| (Increase) decrease in prepaid expenses | (2,451) | 1,042 |
| (Increase) decrease in prepaid taxes | 363 | (363) |
| Increase (decrease) in accrued expenses | -0- | (600) |
| Increase (decrease) in taxes payable | 1,496 | (487) |
| Net cash provided by operating activities | 10,518 | 3,710 |
| Cash Flows From Investing Activities: | | |
| Net cash provided by investing activities | -0- | -0- |
| Cash Flows From Financing Activities: | | |
| Net Cash provided by financing activities | -0- | -0- |
| Net Increase in Cash and Equivalents | 10,518 | 3,710 |
| Cash and Equivalents at Beginning of the Year | 411,882 | 408,172 |
| Cash and Equivalents at End of the Year | $422,400 | $411,882 |

| | 2004 | 2003 |
|---|---|---|
| Supplemental Disclosures of Cash Flow Information: | | |
| Cash paid for taxes | $ 1,840 | $ 2,200 |
| Interest paid on borrowing | $ -0- | $ -0- |

The accompanying notes are an integral part of these financial statements.

See Accountant's Audit Report

## Note 1 - Summary of Significant Accounting Policies

### Description of Operations

Pacific Commonwealth Corporation, the Company, operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. All of the Company's stock is owned by Pacific Commonwealth Group, Inc., a holding company.

### Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable. Realized gains and losses on security trades are recognized on a specific identification basis on the trade date.

### Financial Instruments

For purposes of the statement of cash flows, cash equivalents are short-term highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and cash equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Marketable securities are carried at market value and securities not readily marketable are valued at fair value as determined by management. The difference between cost and market (or fair value) is reflected in the unrealized gain (loss) account. Dividends are recorded as income on the date the stock trades "ex-dividend". Securities held for investment purposes are distinguished from those held for trading purposes.

The Company maintains a separate bank account, as required by the Securities and Exchange Commission rule 15(c)3-3, not subject to bank set-off privileges in order to transact customer trades.

See Accountant's Audit Report

## Note 1 - Summary of Significant Accounting Policies - Continued

### Income Taxes

Income tax expense may differ from the actual amount payable due to net operating loss carrybacks or carryforwards, and the unrealized gain or loss on marketable securities being recognized for financial statement purposes and not for income tax purposes. The resulting difference affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

### Related Party Transactions

The Company shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses, are incurred in common by all companies. The Company is allotted a share of these monthly expenses based upon management's estimate of the work done by each entity. Management believes this allocation is reasonable and appropriate under the circumstances. The company also receives consulting income from its affiliated corporation. There is no way to determine if the financial condition and results of operations would be different if the Company were operated as an unaffiliated corporation.

## Note 2 - Administration

Administration charges reflect amounts paid to the Company's parent holding company for operating expenses and charges

## Note 3 - Taxes on Income

The components of the income tax expense account are as follows:

| | 2004 | 2003 |
|---|---|---|
| Federal Income Tax | $2,026 | $1,037 |
| State Income Tax | 1,310 | 800 |
| Total Income Tax Expense | $3,336 | $1,837 |

## Note 4 - Commitments and Contingencies

The Company signed a five year lease, subject to annual adjustments, on its present office located in Tiburon, California on October 1, 2000. The minimum lease payments for the remaining term is as scheduled below, but as it shares office space with affiliated companies (see Note 1), its actual rental obligation may be substantially less than its contractual obligation.

| | |
|---|---|
| January 31, 2005 | $45,612 |
| September 30, 2005 | 30,408 |
| | $76,020 |

See Accountant's Audit Report

## Note 4 - Commitments and Contingencies - Continued

In the opinion of management there are no pending lawsuits or other contingencies which will have a material effect on the Company's financial position

## Note 5 - Credit Risks and Fair Value of Financial Instruments

The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash, cash equivalents and investment securities.

### Cash

The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on cash due to the financial strength of the institutions it maintains its deposits with.

### Cash Equivalents

The Company invests its excess cash in money market accounts and short-term securities, and has established guidelines relative to diversification and maturities in an effort to maintain safety and liquidity.

### Investment Securities

For securities held for investment purposes, fair values are estimated by management based on relevant market information and information about the securities.

The fair value estimates discussed above are made at a specific point in time and involve significant judgement and certain assumptions. In addition, the tax ramifications related to the realization of any unrealized gains and losses have not been considered in the estimates.

## Note 6 - Net Capital Requirements

The Company is subject to the revised Securities and Exchange Commission (SEC) Uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2004, the Company had net capital of $416,343 aggregate indebtedness to net capital ratio of .009 to 1

These notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION

SUPPLEMENTARY INFORMATION

January 31, 2004

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
[415] 435-5966

Independent Auditor's Report on Internal Control Structure Required by Securities and Exchange Commission (SEC) Rule 17a-5

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2004 and have issued my report thereon dated March 11, 2004. As part of my examination, I made a study and evaluation of the system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards.

Also, as required by rule 17a-5 of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the Company, including tests of compliance that I considered relevant to the objectives stated in rule 17a-5 in their making the periodic computations of their aggregate indebtedness and their net capital.

The object of internal accounting control is to provide reasonable, but not absolute, assurance as to the safeguarding of assets against loss from unauthorized use or disposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets.

There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from a misunderstanding of instructions, mistakes of judgement, carelessness, or other personal factors. Similarly, control procedures can be circumvented intentionally by management with respect either to the execution and recording of transactions or with respect to the estimates and judgements required in the preparation of financial statements. Furthermore, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions, and that the degree of compliance with the procedures may deteriorate.

My study and evaluation of the system of internal accounting control for the year ended January 31, 2004, which was made for the purposes set forth in the first paragraph above, and would not necessarily disclose all weaknesses in the system that may have existed during the period under review, disclosed no weaknesses that I believe to be material.

March 11, 2004
Tiburon, California

David Bennett

DAVID B. BENNETT
CERTIFIED PUBLIC ACCOUNTANT
76 MAIN STREET, SUITE A
TIBURON, CALIFORNIA 94920
(415) 435-5966

## Reconciliation of Net Capital With Company's Computation

To the Stockholder
Pacific Commonwealth Corporation

I have examined the financial statements of Pacific Commonwealth Corporation for the period ended January 31, 2004 and have issued my report thereon dated March 11, 2004. As required by Rule 15(c)3-1 of the Securities and Exchange Commission, I made a comparison and reconciliation of the Company's net capital as reflected on its January 31, 2004 audited financial statement with the amount reported on its January 31, 2004 FOCUS report.

As the attached calculation indicates, the amount previously reported on the Company's FOCUS report is $1,494 more than that reflected on its audited financial statement. The difference is attributable to the accrual of year-end taxes.

A summary of the differences are as follows:

| | Audit | FOCUS | Diff |
|---|---|---|---|
| Net stockholder's equity | $ 493,562 | $ 490,031 | $ 3,531 |
| Less: Non-allowable asset items | 72,658 | 67,633 | 5,025 |
| Haircuts | 4,561 | 4,561 | -0- |
| Net Capital | $ 416,343 | $ 417,837 | $ 1,494 |

David Bennett

March 11, 2004
Tiburon, California

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(c)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2004

AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total liabilities for net capital purposes | $ 1,494 |
| Less: deductions and/or changes | -0- |
| Total Aggregate Indebtedness | $ 1,494 |

NET CAPITAL

| | |
|---|---|
| Total capital (stockholder's equity) per balance sheet | $ 493,562 |
| Less: non-allowable asset items | 72,658 |
| haircuts on securities | 4,561 |
| Total Net Capital | $ 416,343 |

NET CAPITAL REQUIREMENT

| | |
|---|---|
| Net capital from above | $ 416,343 |
| Minimum net capital requirement | 250,000 |
| Excess Net Capital | $ 166,343 |

| | |
|---|---|
| PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.90% |

RECONCILIATION OF DIFFERENCE IN NET CAPITAL
AS REPORTED BY INDEPENDENT AUDITOR AND BY
BROKER/DEALER ON FOCUS REPORT

| | |
|---|---|
| Net capital as reported by auditor | $ 416,343 |
| Net capital as reported on FOCUS report | 417,837 |
| Difference | $ 1,494 |